Atlantic Fund Administration LLC Three Canal Plaza, Suite 600 Portland, ME 04101

February 13, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Responses to Comments on the Preliminary Proxy Statement on Schedule 14A of Forum Funds (Austin Global Equity Fund): File Nos. 2-67052 and 811-03023

Ladies and Gentlemen:

Forum Funds (“Registrant”) filed a Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy”) with the Securities and Exchange Commission (“SEC”) regarding the Austin Global Equity Fund (“Fund”), a series of Registrant, on January 22, 2009 (accession number 0001193125-09-009759) to solicit shareholder approval of a proposed new investment advisory agreement between Registrant and Beck, Mack & Oliver LLC (“BM&O”) on behalf of the Fund. This is the only proposal being presented to shareholders for approval.

Below are each of the comments of the SEC staff on the Preliminary Proxy, as such comments were provided to the undersigned via telephone on January 29, 2009, followed immediately by Registrant’s response to the comment. Defined terms have the same meanings as in the Preliminary Proxy.

Registrant has revised the Schedule 14A Definitive Proxy Statement (“Definitive Proxy”) per the SEC staff’s comments as described below. The Definitive Proxy is scheduled to be filed via EDGAR no later than February 9, 2009, pursuant to Rule 20a-1 under the Investment Company Act of 1940, as amended, and Regulation 14A under the Securities Exchange Act of 1934, as amended.

GENERAL

1. COMMENT: Please confirm that under the New Agreement there will be no reduction in services in comparison to the services provided under the Original Agreement.

RESPONSE: Registrant responds that the first paragraph under “The New Agreement” has been modified to clarify that there will be no reduction in services provided to the Fund under the New Agreement in comparison to the services provided under the Original Agreement.

2. COMMENT: On page 5, under “Nature, Extent and Quality of Services” please revise the second paragraph to remove references to marketing.

RESPONSE: The Fund has revised the section to respond to the SEC staff’s comment.

*****

In connection with responding to the SEC staff’s comments, Registrant acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;
•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and
•	The Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions regarding the enclosed information, please contact me directly at (207) 347-2072.

Regards,

/s/ Enrika Weniger